                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

__________________________________________
                                          :
       In the Matter of                   :
                                          :
  AMERICAN ELECTRIC POWER COMPANY, INC.   :  CERTIFICATE
          Columbus, Ohio  43215           :       OF
                                          :  NOTIFICATION
               (70-5943)                  :
                                          :
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935:
__________________________________________:

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, and HCAR No. 25936, dated December 1, 1993) during the period from July 1, 1995, through September 30, 1995, the Company issued a total of 350,000 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $14,565,820.32, for the accounts of participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 69,930 shares of the Company's Common Stock, at a total purchase price of $2,420,534.91. These transactions are set forth in more detail in the attached
Schedule I, incorporated herein by reference.


                         AMERICAN ELECTRIC POWER COMPANY, INC.



                         By:_____/s/ G. P. Maloney___________
                            Vice President

Dated:  October 6, 1995

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                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
           For the Period July 1 - September 30, 1995

TRANSACTIONS THIS PERIOD:
                    - Original Issue Shares -
                   Shares          Price               Total
  Period           Issued        Per Share        Purchase Price
07/01-09/30        350,000         34.088         $14,565,820.32

                    - Open Market Purchases -
                   Shares       Average Price          Total
  Date            Purchased       Per Share       Purchase Price
07/03/95             4,490         35.125         $   157,711.25
07/05/95            10,233         35.027             358,431.29
07/05/95               286         34.875               9,974.25
07/17/95            10,686         34.500             368,667.00
07/18/95             2,763         34.750              96,014.25
07/18/95                85         34.625               2,943.13
08/01/95             8,748         34.750             303,993.00
08/01/95               407         34.750              14,143.25
08/02/95             3,900         34.750             135,525.00
08/15/95             9,705         34.000             329,970.00
08/16/95             1,597         34.375              54,896.88
09/01/95             5,432         34.241             185,997.11
09/05/95             1,524         34.250              52,197.00
09/15/95             9,024         34.750             313,584.00
09/18/95             1,050         34.750              36,487.50

Total O/M Purch.    69,930                        $ 2,420,534.91

                 - Total Activity This Period -

O/I Shares         350,000                        $14,565,820.32
O/M Purchases       69,930                          2,420,534.91
Total Activity     419,930                        $16,986,355.23


CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -
                                   Shares             Total
                                   Issued         Purchase Price
Totals from last report          42,338,533      $777,200,235.09
Transactions this period            350,000        14,565,820.32
   Total Original Issue Shares   42,688,533      $791,766,055.41



                    - Open Market Purchases -
                                  Shares              Total
                                 Purchased        Purchase Price
Totals from last report          19,219,144      $575,615,373.16
Transactions this period             69,930         2,420,584.91
   Total Open Market Purchases   19,289,074      $578,035,908.07



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